                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

               [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2001

                          Commission file number 1-8022


                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN


                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2001 AND 2000

Contents
Report of Independent Certified Public Accountants ......................      3

Statements of Net Assets Available for Benefits .........................      4

Statement of Changes in Net Assets Available for Benefits ...............      5

Notes to Financial Statements ...........................................   6-13

Signature ...............................................................     14

Exhibit 23 - Consent of Ernst & Young LLP, Independent
 Certified Public Accountants ...........................................    I-1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Jacksonville, Florida
June 24, 2002

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                                December 31,
                                                               2001     2000
                                                             -------------------
ASSETS
   Investment in Master Trust, at fair value (see Note 3)    $332,468   $270,303
                                                             -------------------

TOTAL ASSETS                                                  332,468    270,303

LIABILITY
   Accrued expenses                                               152        114
                                                             -------------------

NET ASSETS AVAILABLE FOR BENEFITS                            $332,316   $270,189
                                                             ===================


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the YEAR ENDED DECEMBER 31, 2001
                             (Dollars in Thousands)

ADDITIONS
   Net gain on investment in Master Trust                               $ 44,824
   Employer contributions                                                  7,622
   Member contributions                                                   27,450
                                                                        --------
                                                                          79,896
DEDUCTIONS
   Distributions to members                                               17,144
   Fees and expenses                                                         625
                                                                        --------
                                                                          17,769
                                                                        --------

NET INCREASE                                                              62,127

Net Assets Available for Benefits at Beginning of Period                 270,189
                                                                        --------

Net Assets Available for Benefits at End of Period                      $332,316
                                                                        ========


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (CSX) and affiliated companies (collectively, the Company or Plan Sponsor). During 2001, the Internal Revenue Service confirmed the Plan is an Employee Stock Ownership Plan (ESOP) and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The designation of the Plan as an ESOP had no material impact on the Plan provisions except as noted below.

Contributions: Each year, members may contribute, in 1% multiples, up to 15% of annual compensation, as defined by the Plan. Certain eligible members may also contribute other compensatory awards to the Plan. Subject to certain limitations, members may reinvest distributions received from another qualified plan. Members may revise investment direction of their contributions daily. After December 31, 2001, a member may defer up to 50% of his or her eligible compensation instead of 15%.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan. These shares may be purchased throughout the year and are held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to the members' accounts.

The Plan also provides for a Company matching contribution of stock or cash to certain eligible members. The amount and timing of the Company contributions varies according to individual agreements. All Company contributions are invested in CSX common stock, except for certain contributions which can be directed by certain eligible groups as defined by the Plan.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Member Accounts: Each member's account is credited with the member's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined. Forfeited balances of terminated members' nonvested accounts are allocated to active members' accounts. The benefit to which a member is entitled is the benefit that can be provided from the member's account.

Vesting: Members are immediately vested in their contributions plus actual earnings thereon. Members are immediately vested in Company matching contributions made in cash and are vested after five years of credited service in Company matching contributions made in stock (ESOP.) A member is immediately vested upon death, disability or retirement. Effective January 1, 2002, all accounts under the Plan are fully vested.

Loans: Members may borrow from their fund account in amounts equal to no more than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Members may not borrow from an ESOP account or the Company match account even though those accounts are used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at the prime rate in effect at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the vested value of his or her account, or upon disability or retirement, elect to receive monthly installments over a 240-month period. Surviving spouses of retired or disabled members may elect to continue monthly installments or to initiate monthly installments. A member with an account balance of $5,000 or less shall be paid in lump sum.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100% vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2001 were paid from Plan funds.

Diversification: Investment diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Members who are at least age 55 may elect to diversify their company match contributions or ESOP allocation. Effective January 1, 2002 members who are at least 50 years old may elect to diversify their accounts. Effective May 31, 2002 all restrictions were removed and members may diversify their accounts immediately.

Dividends: Dividends paid on shares of Company stock held in a member's account are reinvested in shares of Company stock. Effective January 1, 2001, a member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to their account and reinvested in shares of Company stock.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN MASTER TRUST

Investments in CSX Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Synthetic guaranteed investment contracts are reported at fair value, which in the case of such contracts approximates contract value. Member loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2001, the Plan's interest in the net assets of the Master Trust was approximately 31%.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Summarized financial information of the Master Trust is presented below:

                                                     December 31,
                                                         2001
                                                     ------------
Assets:
   Accrued income                                     $       15
   Receivables:
     Employer contributions                                  658
     Member contributions                                  1,984

   Investments at fair value:
     Cash and cash equivalents                             6,327
     Mutual funds:
       Fidelity Equity-Income Fund                        90,403
       Vanguard Institutional Index Fund                 140,309
       Twentieth Century Select Fund                      91,642
       Other                                              58,760
     CSX Corporation common stock                        399,644*
     Guaranteed investment contracts:
       AIG Life Contract                                 108,038
       JP Morgan Contract                                100,403
     Collective trust fund                                36,313
     Loans to members                                     24,761
                                                     -------------
Total assets                                           1,059,257

Liabilities:
   Accrued expenses                                          485
                                                     -------------
Total Master Trust net assets                         $1,058,772
                                                     =============

*Includes nonmember-directed (see Note 4)

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income (loss) for the Master Trust is as follows:

                                                  Year Ended
                                               December 31, 2001
                                            ---------------------
Net appreciation (depreciation) in fair
value of investments determined by quoted
market prices:
     Mutual funds                                 $(52,394)
     CSX Corporation common stock                  101,935
     Collective trust fund                           1,666
                                              ---------------
                                                    51,207

Interest and dividend income                        24,826
                                              ---------------
                                                  $ 76,033
                                              ===============

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of high quality bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2001 was 6.17% and 6.19%, respectively (6.76% and 6.89%, respectively, at December 31, 2000). The average crediting rate during 2001 was 6.54% for the AIG Life Contract and 6.61% for the J.P. Morgan Contract.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


Note 4 - NONMEMBER-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonmember-directed investments is as follows:

                                                             December 31,
                                                        2001           2000
                                                    ---------------------------
Net Assets:
  CSX Corporation common stock                        $147,579       $107,173


                                                             Year Ended
                                                         December 31, 2001
                                                    ---------------------------
Changes in Net Assets:
   Contributions                                             $ 7,601
   Dividends                                                   3,273
   Transfers to other funds                                     (487)
   Net appreciation in fair value of CSX
     Corporation common stock                                 36,905
   Distributions to members                                   (6,886)
                                                       -----------------
                                                             $40,406
                                                       =================

NOTE 5 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2001, the Master Trust reimbursed CSX and its subsidiaries approximately $148 for these services.

During the year ended December 31, 2001, the Master Trust received cash dividends from investments in CSX common stock of $8,772. The Plan's share of these dividends was $4,481.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2001, the Master Trust earned interest of $264 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in the net gain on investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 - SUBSEQUENT EVENT

January 1, 2002, the Plan was amended and restated to comply with rules and regulations contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan has received a determination letter from the Internal Revenue Service dated March 12, 2002 for the amended and restated plan effective January 1, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan restatement had no material effect on the Plan provisions except as noted in
Note 1.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      CSX CORPORATION CAPITAL BUILDER PLAN


                                 By:  /s/CAROLYN T. SIZEMORE

                                      Carolyn T. Sizemore
                                      Vice President and Controller
                                      CSX Corporation
                                      (Plan Sponsor)


Date:  June 24, 2002